REDACTED VERSION

THE BANK OF NOVA SCOTIA

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NOVAGOLD RESOURCES INC.

CREDIT AGREEMENT

January 31, 2008

     66 Wellington Street West
Suite 4200, Toronto Dominion Bank Tower
Box 20, Toronto-Dominion Centre
Toronto, Ontario, Canada M5K 1N6

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(continued)

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(continued)

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CREDIT AGREEMENT

THIS AGREEMENT made as of the 31st day of January, 2008.

BETWEEN:

THE BANK OF NOVA SCOTIA, a Canadian chartered bank

(herein called the “Bank”)

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NOVAGOLD RESOURCES INC., a corporation under the laws of the Province of Nova Scotia

(herein called the “Borrower”)

     WHEREAS the Borrower has requested that the Bank establish a certain credit facility in favour of the Borrower for the purposes set out in Section 10.1(d);

     AND WHEREAS the Bank is prepared to provide such credit facility for such purposes upon the terms and conditions contained herein;

     NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Defined Terms

     The following defined terms shall for all purposes of this agreement, or any amendment, substitute, supplement, replacement, addition or schedule hereto, have the following respective meanings unless the context otherwise specifies or requires or unless otherwise defined herein:

“Acquisition” means:

(a)	if the acquisition is a share purchase, the applicable Company shall Control the entity being acquired immediately following the completion of such acquisition; or

(b)	if the acquisition is an asset purchase, all or substantially all of the assets of the vendor (or of a division or unit of the vendor) are being acquired.

“affiliate” shall have the meaning ascribed thereto in the Business Corporations Act (British Columbia).

“Alternate Base Rate Canada” means, at any particular time, the greater of (a) the Base Rate Canada at such time and (b) the Federal Funds Effective Rate plus 1/2 of 1% per annum at such time.

“Applicable Law” means all public laws, statutes, ordinances, decrees, judgments, codes, standards, acts, orders, by-laws, rules, regulations, Official Body Consents, permits, binding policies and guidelines, and requirements of all Official Bodies, which now or hereafter may be lawfully applicable to and enforceable against any Company or its property or any part thereof.

“Asset Disposition” means the sale or other disposition by any Company of any of its assets (including, without limitation, the Pledged Shares); provided that an “Asset Disposition” shall not include (x) the disposal by any Company of any inventory in the ordinary course of its business, (y) the disposal by any Company of equipment that is obsolete or immaterial to its business or (z) the disposition of any shares or other securities of U.S. Gold Corporation held by any Company.

“Available Credit” means at any particular time, the amount, if any, by which the amount of the Credit Facility at such time exceeds the aggregate amount of credit outstanding under the Credit Facility at such time.

“Banking Day” means any day other than a Saturday or Sunday on which banks generally are open for business in Toronto, Ontario and Vancouver, British Columbia.

“Base Rate Canada” means the variable rate of interest per annum equal to the rate of interest determined by the Bank from time to time as its base rate for United States dollar loans made by the Bank in Canada from time to time, being a variable per annum reference rate of interest adjusted automatically upon change by the Bank, calculated on the basis of a year of 360 days.

“Base Rate Canada Loans” means monies lent by the Bank to the Borrower in United States dollars and upon which interest accrues at a rate referable to the Alternate Base Rate Canada.

“Branch of Account” means the branch of the Bank located at Vancouver Business Support Centre, 409 Granville Street, 7th Floor, Vancouver, British Columbia, V6C 1T2 or such other branch of the Bank located in Canada as the Borrower and the Bank may agree upon.

“Canadian Dollar Equivalent” means the Exchange Equivalent in Canadian dollars of any amount of United States dollars.

“Cash Equivalents” means, as to any Person, (i) securities issued or directly and fully guaranteed or insured by the government of the United States or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof) or by the government of Canada or any province thereof, in each case, having maturities of not more than one year from the date of acquisition, (ii) time deposits, certificates of deposit, money market deposits of, and bankers’ acceptances and commercial paper issued by, any commercial bank incorporated in the United States of recognized standing having capital and surplus in excess of US$500,000,000 or of any Canadian chartered bank, in each case, with maturities of not more than one year from the date of acquisition by such Person, (iii) commercial paper having the highest obtainable rating from Moody’s, S&P or DBRS and maturing within one year of the date of acquisition by such Person and (iv) investments in money market funds substantially all of whose assets are comprised of securities of the types described in clauses (i) to (iii) above.

“Change of Control” means any event as a result of which one Person or more than one Person acting jointly and in concert, directly or indirectly acquires the power to, (i) vote more than 20% of the securities in the Borrower; (ii) cause the direction of, management, business or policies of the Borrower, whether through the ability to exercise voting power, by contract or otherwise; or (iii) elect, or appoint, a majority of the directors of the Borrower.

“Companies” means the Obligors and the Subsidiaries and “Company” means any one of them. For certainty, any reference to “Companies” or “Company” shall not include any Company in its capacity as a partner or member of any Joint Venture.

“Control” means, with respect to control of a body corporate by a Person, the holding (other than by way of security only) by or for the benefit of that Person, or affiliates of that Person of securities of such body corporate or the right to vote or direct the voting of securities of such body corporate to which, in the aggregate, are attached more than 50% of the votes that may be cast to elect directors of the body corporate, provided that the votes attached to those securities are sufficient, if exercised, to elect a majority of the directors of the body corporate.

“Conversion Notice” shall have the meaning ascribed thereto in Section 5.2.

“Credit Facility” means the revolving term credit facility established by the Bank in favour of the Borrower pursuant to Section 2.1, as the same may be reduced pursuant to Section 2.2.

“DBRS” means DBRS Limited.

“Default” means any event which is or which, with the passage of time, the giving of notice or both, would be an Event of Default.

“Designated Account” means, with respect to transactions in a particular currency under the Credit Facility, an account of the Borrower maintained by the Bank at the Branch of Account for the purposes of transactions with the Borrower in such currency under the Credit Facility.

“Distribution” means, the declaration or payment of any dividends on any shares in the capital stock of the Borrower or any distribution to the shareholders of the Borrower or the purchase, redemption or other acquisition for value of any shares in the capital stock of the Borrower.

“Donlin Creek Project” means the partnership between NovaGold Resources Alaska Inc. and Barrick Gold U.S. Inc. for the exploration and development of the Donlin Creek gold project located 19 kilometres north of Kuskokwim River, near the community of Crooked Creek, Alaska.

“Drawdown Notice” shall have the meaning ascribed thereto in Section 4.1.

“Environmental Laws” shall mean any and all Applicable Laws pertaining to occupational health and safety or the environment in effect in any and all jurisdictions that may be applicable to the respective business or property of the Companies.

“Event of Default” means any one of the events set forth in Section 12.1.

“Excess Proceeds” means, at any time, the aggregate amount by which any Net Cash Proceeds exceed the aggregate amount outstanding under the Credit Facility at the time.

“Exchange Equivalent” means, as of any particular date, with reference to any amount (the “original amount”) expressed in Canadian dollars or United States dollars (the “original currency”), the amount expressed in another such currency which would be required to buy the original amount of the original currency using the noon spot rate quoted by the Bank for such date and for comparable amounts of such original currency.

“Federal Funds Effective Rate” means, for any particular day, the variable rate of interest per annum, calculated on the basis of a year of 360 days and for the actual number of days elapsed, equal to the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by Federal Funds brokers as published for such day (or, if such day is not a Banking Day, for the next preceding Banking Day) by the Federal Reserve Bank of New York or, for any Banking Day on which such rate is not so published by the Federal Reserve Bank of New York, the average of the quotation for such day for such transaction received by the Bank from three Federal Funds brokers of recognized standing selected by the Bank.

“Fiscal Quarter” means any three month period ending on the last day of February, May, August and November.

“Fiscal Year” means the twelve month period ending on the last day of November.

“Galore Creek Project” means the partnership between the Guarantor and Teck Cominco Metals Ltd. for the exploration and development of the Galore Creek copper-gold project located in northwestern British Columbia, approximately 70 kilometres west of Hwy. 37 and 150 kilometres northeast of Stewart, British Columbia.

“generally accepted accounting principles” means generally accepted accounting principles in effect in Canada from time to time consistently applied.

“Guarantee” means the guarantee agreement of even date by the Guarantor in favour of the Bank.

“Guarantor” means NovaGold Canada Inc.

“Guarantor Documents” means the Guarantee and the Pledge Agreement.

“Hazardous Materials” means any pollutant or contaminant or hazardous or toxic chemical, material or substance within the meaning of any Environmental Law relating to or imposing liability or standards of conduct concerning hazardous or toxic waste, substance or material, all as in effect on the applicable date.

“Indebtedness” of any Person means, without duplication, (i) indebtedness of such Person for borrowed money or for the deferred purchase price of property and services, other than trade payables incurred in the ordinary course of business and payable in accordance with customary practices, (ii) other indebtedness of such Person which is evidenced by a note, bond, debenture or similar instrument, (iii) obligations of such Person under any capital lease (iv) contingent obligations of such Person in respect of any letter of credit, bank guarantee or surety bond, (v) obligations of any Person under any commodity hedging transaction, spot or forward foreign exchange transaction, interest rate swap transaction, currency swap transaction, forward rate transaction, rate cap transaction, rate floor transaction, rate collar transaction, any other exchange or rate protection, any combination of such transactions or any option with respect to any such transaction, and (vi) the contingent obligations of such Person under any guarantee or other agreement assuring payment of any obligations of any Person of the type described in the foregoing clauses (i) to (v).

“Investment” shall mean any advance, loan, extension of credit or capital contribution to, purchase of Shares, bonds, notes, debentures or other securities of, or any other investment made in, any Person but shall exclude any Acquisition, any acquisition of tangible personal property and any capital or exploration expenditures. The amount of any Investment shall be the original principal or capital amount thereof less all returns of principal or equity, or distributions or dividends paid, thereon and shall, if made by the transfer or exchange of property other than cash, be deemed to have been made in an original principal or capital amount equal to the fair value of such property at the time of such Investment, as determined in good faith by the Borrower.

“Joint Ventures” means the Donlin Creek Project, the Galore Creek Project and any other partnership or joint venture of any kind whatsoever of any of the Companies and “Joint Venture” means any of them.

“Lien” means any deed of trust, mortgage, charge, hypothec, assignment, pledge, lien, vendor’s privilege, supplier’s right of repossession or revendication or other security interest or encumbrance of whatever kind or nature, regardless of form and whether consensual or arising by law (statutory or otherwise), that secures the payment of any indebtedness or liability or the observance or performance of any obligation.

“Loan Documents” means this agreement and the Guarantor Documents.

“Loans” means Prime Rate Loans and Base Rate Canada Loans.

“Material Adverse Change” means any change of circumstances or event (or the Bank becoming aware of any facts not previously disclosed or known) which the Bank determines is reasonably likely to have a material adverse effect on (a) the business, operations, property, assets, liabilities, conditions (financial or otherwise) or prospects of the Borrower on a consolidated basis since August 31, 2007 (excluding the suspension of the development of the Galore Creek Project), or (b) the rights and remedies of the Bank under any of the Loan Documents or on the ability of either Obligor to perform its obligations to the Bank.

“Material Adverse Effect” means a material adverse effect (or a series of adverse effects, none of which is material in and of itself but which, cumulatively, result in a material adverse effect) on:

(a)	the ability of either Obligor to perform any of its obligations under any of the Loan Documents to which it is a party; or

(b)	the ability of the Bank to enforce any obligations of either Obligor under any of the Loan Documents to which it is a party.

“Maturity Date” means July 30, 2008.

“Moody’s” means Moody’s Investors Service, Inc.

“Net Cash Proceeds” means, with respect to any Prepayment Trigger Event, the gross cash proceeds (including payments from time to time in respect of instalments obligations, if any) received by or on behalf of any Company in respect of such Prepayment Trigger Event less the sum of:

(a)	the amount, if any, of all Taxes paid or estimated to be payable by or on behalf of such Company in connection with such Prepayment Trigger Event; and

(b)	all fees, commissions, expenses, issuance costs, discounts and other costs paid or payable by or on behalf of such Company in connection with such Prepayment Trigger Event.

“Obligors” means the Borrower and the Guarantor and “Obligor” means either of them.

“Official Body” means any national, provincial, state or municipal government or government of any political subdivision thereof, or any parliament, legislature, council, agency, authority, board, central bank, monetary authority, commission, department or instrumentality thereof, or any court, tribunal, grand jury, mediator or arbitrator, whether foreign or domestic, in each case having or purporting to have jurisdiction in the relevant circumstances.

“Official Body Consent” means any licence, right, permit, franchise, privilege, registration, direction, decree, consent, order, permission, approval or authority to be issued or provided by an Official Body.

“Permitted Acquisition” means an Acquisition that satisfies all of the following conditions:

(a)	the entity being acquired (in the case of a share Acquisition) or the vendor (in the case of an asset Acquisition) is in the base or precious metals industry; and

(b)	no Default has occurred and is continuing at the time of the making of such Acquisition or would arise as a result of such Acquisition.

“Permitted Indebtedness” means (without duplication):

(a)	Indebtedness of each Obligor to the Bank under or in connection with the Loan Documents to which it is a party;

(b)	accounts payable, unsecured trade debt and accrued liabilities of the Subject Entities incurred in the ordinary course of its business;

(c)

Indebtedness in respect of purchase-money security interests, capital leases and the deferred purchase price of equipment and services incurred in the ordinary course of business; provided that the aggregate amount of such Indebtedness, at any particular time, shall not exceed $2,000,000;

(d)

Indebtedness in respect of any letters of credit or letters of guarantee issued at the request and on the credit of any Company with respect to any Joint Venture or the Rock Creek Project; provided, however, that the aggregate Indebtedness of all such letters of credit and/or letters of guarantee, at any particular time, shall not exceed $18,000,000;

(e)

indebtedness, liabilities or obligations of any Company relating to a Joint Venture that is owed to any other partner or member of such Joint Venture; provided that such indebtedness, liabilities or obligations arise under or in accordance with the underlying Joint Venture documentation; and

(f)	such other Indebtedness consented to by the Bank in writing from time to time.

“Permitted Liens” means any one or more of the following with respect to the property and assets of the Companies:

(a)

Liens for taxes, assessments or governmental charges or levies not at the time due or delinquent or the validity of which are being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with generally accepted accounting principles so long as forfeiture proceedings have not been commenced;

(b)

the Lien of any judgment rendered or the Lien of any claim filed which is being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with generally accepted accounting principles so long as forfeiture proceedings have not been commenced;

(c)

undetermined or inchoate Liens incidental to current operations which have not at such time been filed pursuant to law or which relate to obligations not due or delinquent at such time or which arise by operation of law or pursuant to any lease or sublease of premises occupied by any Company and which relate to obligations not due or delinquent at such time;

(d)

restrictions, easements, rights-of-way, servitudes or other similar rights in land granted to or reserved by other Persons which in the aggregate do not materially impair the usefulness, in the operation of the business of any Company, of the property subject to such restrictions, easements, rights- of-way, servitudes or other similar rights in land granted to or reserved by other Persons;

(e)

the right reserved to or vested in any municipality or governmental or other public authority by the terms of any lease, licence, franchise, grant or permit acquired by any Company or by any statutory provision, to terminate any such lease, licence, franchise, grant or permit, or to require annual or other payments as a condition to the continuance thereof;

(f)

the encumbrance resulting from the deposit of cash or securities to secure statutory obligations or in connection with bids, contracts, tenders or expropriation proceedings, or to secure workers’ compensation, employment insurance or other statutory deductions or withholdings, surety or appeal bonds, costs of litigation when required by law and public and statutory obligations, liens or claims incidental to construction and mechanics’, warehouseman’s, carriers’ and other similar liens;

(g)

security given to a public utility or any municipality or governmental or other public authority when required by such utility or other authority in connection with the operations of any Company, all in the ordinary course of business;

(h)	the reservations, limitations, provisos and conditions, if any, expressed in any original grants of real property from the Crown or in comparable grants in jurisdictions other than Canada;

(i)	title defects or irregularities which are of a minor nature and in the aggregate will not materially impair the use of the property for the purpose for which it is held by any Company;

(j)

applicable municipal and other governmental restrictions affecting the use of land or the nature of any structures which may be erected thereon, provided such restrictions have been complied with and will not materially impair the use of the property for which it is held;

(k)	Liens in connection with the Indebtedness described in paragraphs (a), (c) and (d) of the definition of “Permitted Indebtedness”;

(l)

the extension, renewal or refinancing of any Permitted Lien, provided that the amount so secured does not exceed the original amount secured immediately prior to such extension, renewal or refinancing and the Lien is not extended to any additional property;

(m)

Liens in favour of the Province of New Brunswick in connection with Murray Brook Resources Inc.; provided that the assets so charged do not, at any particular time, have an aggregate fair market value in excess of $1,000,000;

(n)

Liens in favour of Barrick Gold U.S. Inc. with respect to NovaGold Resources Alaska, Inc.’s interest in the Donlin Creek Project to the extent that such Liens are security only for the obligations of NovaGold Resources Alaska, Inc. to Barrick Gold U.S. Inc. under the Joint Venture agreement relating to the Donlin Creek Project; and

(o)	other Liens consented to in writing by the Bank.

“Person” means any natural person, corporation, firm, partnership, joint venture, joint stock company, incorporated or unincorporated association, government, governmental agency or any other entity, whether acting in an individual, fiduciary or other capacity.

“Pledge Agreement” means the pledge agreement of even date made by the Guarantor in favour of the Bank with respect to the Pledged Shares.

“Pledged Shares” means all of the Shares of Alexco Resource Corp. now or hereafter owned by the Guarantor.

“PPSA” means the Personal Property Security Act (British Columbia).

“Prepayment Trigger Event” means (i) the occurrence of an Asset Disposition or (ii) any issuance of equity securities of the Borrower pursuant to a private placement or public offering or any equity infusion into the Borrower.

“Prime Rate” means the greater of (a) the variable rate of interest per annum equal to the rate of interest determined by the Bank from time to time as its prime rate for Canadian dollar loans made by the Bank in Canada from time to time, such prime rate being a variable per annum reference rate of interest adjusted automatically upon change by the Bank and calculated on the basis of a year of 365 days or 366 days in the case of a leap year and (b) the sum of (i) the rate per annum for Canadian dollar bankers’ acceptance having a term of 30 days that appears on the Reuters Screen CDOR Page as of 10:00 a.m. (Vancouver time) on the date of determination, as reported by the Bank and (ii) 5/8 of 1 % per annum.

“Prime Rate Loan” means monies lent by the Bank to the Borrower hereunder in Canadian dollars and upon which interest accrues at a rate referable to the Prime Rate.

“Restraint” shall have the meaning ascribed thereto in Section 7.2 hereof.

“Rock Creek Project” means the Rock Creek gold project which is 100% owned by Alaska Gold Company and is located near the town of Nome, Alaska.

“S&P” means Standard & Poors Ratings Services, a division of The McGraw Hill Companies, Inc.

“Secured Assets” means the property and assets of the Guarantor in which a security interest has been granted pursuant to the Pledge Agreement.

“Security” means the collateral security constituted by the Pledge Agreement.

“Shares”, as applied to the shares of any corporation or other entity, means the shares or other ownership interests of every class whether now or hereafter authorized, regardless of whether such shares or other ownership interests shall be limited to a fixed sum or percentage with respect to the rights of the holders thereof to participate in dividends and in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding-up of such corporation or other entity.

“Subject Entities” means the Companies and the Joint Ventures and “Subject Entity” means any one of them.

“subsidiary” means, with respect to any Person, any corporation, company or other similar business entity of which more than fifty per cent (50%) of the outstanding shares or other equity interests (in the case of Persons other than corporations) having ordinary voting power to elect a majority of the board of directors or the equivalent thereof of such corporation, company or similar business entity (irrespective of whether at the time shares of any other class or classes of the shares of such corporation, company or similar business entity shall or might have voting power upon the occurrence of any contingency) is at the time directly or indirectly owned by such Person, by such Person and one or more other subsidiaries of such Person, or by one or more other subsidiaries of such Person.

“Subsidiaries” means all present and future direct or indirect subsidiaries of the Borrower other than (i) any inactive subsidiary that carries on no business or (ii) any subsidiary that, at the time of determination, the aggregate fair market value of its assets is less than $500,000 and “Subsidiary” means any of the Subsidiaries.

“U.S. Dollar Equivalent” means the Exchange Equivalent in United States dollars of any amount of Canadian Dollars.

1.2 Other Usages

     References to “this agreement”, “the agreement”, “hereof’, “herein”, “hereto” and like references refer to this Credit Agreement and not to any particular Article, Section or other subdivision of this agreement. Any references herein to any agreements or documents shall mean such agreements or documents as amended, supplemented or otherwise modified from time to time in accordance with the terms hereof and thereof.

1.3 Plural and Singular

     Where the context so requires, words importing the singular number shall include the plural and vice versa.

1.4 Headings

     The division of this agreement into Articles and Sections and the insertion of headings in this agreement are for convenience of reference only and shall not affect the construction or interpretation of this agreement.

1.5 Currency

     Unless otherwise specified herein, all statements of or references to dollar amounts in this agreement shall mean lawful money of Canada.

1.6 Applicable Law

     This agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Any legal action or proceeding with respect to this agreement may be brought in the courts of the Province of British Columbia and, by execution and delivery of this agreement, the parties hereby accept for themselves and in respect of their property, generally and unconditionally, the non-exclusive jurisdiction of the aforesaid courts. Nothing herein shall limit the right of any party to serve process in any manner permitted by law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction.

1.7 Time of the Essence

     Time shall in all respects be of the essence of this agreement.

1.8 Non-Banking Days

     Whenever any payment to be made hereunder shall be stated to be due or any action to be taken hereunder shall be stated to be required to be taken on a day other than a Banking Day, such payment shall be made or such action shall be taken on the next succeeding Banking Day and, in the case of the payment of any amount, the extension of time shall be included for the purposes of computation of interest, if any, thereon.

1.9 Consents, Approvals and Documentation

     Whenever the consent or approval of a party hereto is required in a particular circumstance, unless otherwise expressly provided for herein, such consent or approval shall not be unreasonably withheld or delayed by such party.

1.10 Amount of Credit

     Any reference herein to the amount of credit outstanding shall mean, at any particular time:

(a)	in the case of a Prime Rate Loan, the principal amount thereof at such time; and

(b)	in the case of a Base Rate Canada Loan, the Canadian Dollar Equivalent of the principal amount of such Loan at such time.

1.11 Schedules

     Each and every one of the schedules which is referred to in this agreement and attached to this agreement shall form a part of this agreement.

1.12 Statute References

     Any reference in this agreement to any statute or any Section thereof shall, unless otherwise expressly stated, be deemed to be a reference to such statute or Section as amended, restated or re-enacted from time to time.

1.13 Paramountcy

     In the event of any conflict or inconsistency between the provisions of this agreement and the provisions of any other Loan Document, the provisions of this agreement shall prevail and be paramount.

1.14 Extension of Credit

     For the purposes hereof, each drawdown shall be deemed to be an extension of credit to the Borrower hereunder.

ARTICLE 2
CREDIT FACILITY

2.1 Establishment of the Credit Facility

     Subject to the terms and conditions hereof, the Bank hereby establishes in favour of the Borrower a revolving term credit facility (the “Credit Facility”) in the amount of $30,000,000 or the U.S. Dollar Equivalent thereof.

2.2 Reduction of the Credit Facility

     The Borrower may, from time to time, by five Banking Days’ notice in writing to the Bank, permanently reduce the amount of the Credit Facility to the extent it is not utilized. Any repayment or prepayment of outstanding credit under the Credit Facility pursuant to any of Section 8.1 or 8.3 shall cause a permanent reduction in the amount of the Credit Facility. The amount of the Credit Facility shall also be permanently reduced in the amount of any Excess Proceeds, such reduction to occur at the time of the relevant Company’s receipt of such Excess Proceeds.

2.3 Termination of the Credit Facility

The Credit Facility shall terminate upon the earliest to occur of

(a)	the Maturity Date;

(b)	the termination of the Credit Facility in accordance with Section 12.1; and

(c)	the date on which the amount of the Credit Facility has been permanently reduced to zero pursuant to Section 2.2.

Upon the termination of the Credit Facility, the right of the Borrower to obtain any credit under the Credit Facility and all of the obligations of the Bank to extend credit under the Credit Facility shall automatically terminate.

ARTICLE 3
GENERAL PROVISIONS RELATING TO CREDITS

3.1 Types of Credit Availments

     Subject to the terms and conditions hereof, the Borrower may obtain credit under the Credit Facility by way of one or more Loans.

3.2 Funding of Loans

     Subject to fulfilment by the Borrower of the terms and conditions set forth in Article 11, the Bank shall make available to the Borrower (by crediting the applicable Designated Account) the principal amount of each Loan under the Credit Facility prior to 1:00 p.m. (Vancouver time) on the date of the extension of credit.

3.3 Time and Place of Payments

     Unless otherwise expressly provided herein, the Borrower shall make all payments pursuant to this agreement, any other Loan Document or any other document, instrument or agreement delivered pursuant hereto by deposit to the applicable Designated Account before 11:00 a.m. (Vancouver time) on the day specified for payment and the Bank shall be entitled to withdraw the amount of any payment due to the Bank from such account on the day specified for payment. Any such payment received on the day specified for such payment but after 11:00 a.m. (Vancouver time) thereon shall be deemed to have been received prior to 11:00 a.m. (Vancouver time) on the Banking Day immediately following such day specified for payment.

3.4 Evidence of Indebtedness

     The Bank shall open and maintain accounts wherein the Bank shall record the amount of credit outstanding, each advance and each payment of principal and interest on account of each Loan and all other amounts becoming due to and being paid to the Bank hereunder. The Bank’s accounts constitute, in the absence of manifest error, prima facie evidence of the indebtedness of the Borrower to the Bank hereunder and under the other Loan Documents.

3.5 Notice Periods

     Each Drawdown Notice shall be given to the Bank prior to 11:00 a.m. (Vancouver time) on the Banking Day of any drawdown.

3.6 Inability to Fund U.S. Dollar Advances in Canada

     If the Bank determines in good faith, which determination shall be final, conclusive and binding on the Borrower, and the Bank notifies the Borrower that (i) by reason of circumstances affecting financial markets inside or outside Canada, deposits of United States dollars are unavailable to the Bank in Canada, (ii) adequate and fair means do not exist for ascertaining the applicable interest rate on the basis provided in the definition of Alternate Base Rate Canada, (iii) the making or continuation of United States dollar advances in Canada has been made impracticable by the occurrence of a contingency (other than a mere increase in rates payable by the Bank to fund the advance) which materially and adversely affects the funding of the advances at any interest rate computed on the basis of the Alternate Base Rate Canada or by reason of a change since the date hereof in any applicable law or government regulation, guideline or order (whether or not having the force of law but, if not having the force of law, one with which a responsible Canadian chartered bank would comply) or in the interpretation thereof by any Official Body affecting the Bank or any relevant financial market, which results in the Alternate Base Rate Canada no longer representing the effective cost to the Bank of deposits in such market, or (iv) any change to present law or any future law, regulation, order, treaty or official directive (whether or not having the force of law but, if not having the force of law, one with which a responsible Canadian chartered bank would comply) or any change therein or any interpretation or application thereof by any Official Body has made it unlawful for the Bank to make or maintain or give effect to its obligations in respect of United States dollar advances in Canada as contemplated herein, then:

(a)

the right of the Borrower to obtain any affected type of credit shall be suspended until the Bank determines that the circumstances causing such suspension no longer exist and the Bank so notifies the Borrower;

(b)	if any affected type of credit is not yet outstanding, any applicable Drawdown Notice shall be cancelled and the advance requested therein shall not be made; and

(c)

if any Base Rate Canada Loan is already outstanding at any time when the right of the Borrower to obtain credit by way of a Base Rate Canada Loan is suspended, it shall be immediately converted to a Prime Rate Loan in the principal amount equal to the Canadian Dollar Equivalent of the principal amount of the Base Rate Canada Loan.

ARTICLE 4
DRAWDOWNS

4.1 Drawdowns

     Subject to the terms and conditions hereof and provided that all of the applicable conditions precedent set forth in Article 11 have been fulfilled by the Borrower or waived by the Bank, the Borrower may obtain credit hereunder by way of drawdown by giving to the Bank an irrevocable notice (“Drawdown Notice”) in substantially the form of Schedule A hereto in accordance with Section 3.5, which notice shall specify:

(a)	the date the credit is to be extended; and

(b)	the type of Loan and the principal amount of the Loan.

ARTICLE 5
CONVERSIONS

5.1 Converting Loan to Other Type of Loan

     Subject to the terms and conditions hereof and provided that the Borrower has, by giving notice to the Bank in accordance with Section 5.2, requested the Bank to convert all or a portion of an outstanding Loan into another type of Loan, the Bank shall, on the date of conversion, continue to extend credit to the Borrower by way of the type of Loan into which the outstanding Loan or a portion thereof is converted (without a further advance of funds to the Borrower) in the aggregate principal amount or the Exchange Equivalent thereof.

5.2 Conversion Notice

     The notice to be given to the Bank pursuant to Section 5.1 (“Conversion Notice”) shall be irrevocable, shall be given in accordance with Section 3.5, shall be substantially in the form of Schedule B hereto and shall specify:

(a)	whether an outstanding Loan is to be converted and the type of Loan to be converted;

(b)	the date on which the conversion is to take place; and

(c)	the principal amount of the Loan or the portion thereof which is to be converted.

ARTICLE 6
INTEREST

6.1 Interest Rates

     The Borrower shall pay to the Bank, in accordance with Section 3.3, interest on the outstanding principal amount from time to time of each Loan under the Credit Facility at the rate per annum equal to:

(a)	in the case of each Prime Rate Loan, the Prime Rate plus 1.50%; and

(b)	in the case of each Base Rate Canada Loan, the Alternate Base Rate Canada plus 1.50%.

6.2 Calculation and Payment of Interest

(a)

Interest on the outstanding principal amount from time to time of each Loan shall accrue from day to day from and including the date on which credit is obtained by way of such Loan to but excluding the date on which such Loan is repaid in full (both before and after maturity and as well after as before judgment) and shall be calculated on the basis of the actual number of days elapsed divided by 365 or 366 in the case of a leap year, with respect to Prime Rate Loans, and 360, with respect to Base Rate Canada Loans.

(b)	Accrued interest shall be paid monthly in arrears on the 22nd day of each calendar month.

6.3 General Interest Rules

(a)

For the purposes hereof, whenever interest is calculated on the basis of a year of 360 days, each rate of interest determined pursuant to such calculation expressed as an annual rate for the purposes of the Interest Act (Canada) is equivalent to such rate as so determined multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by 360 days.

(b)

If the Borrower fails to pay any fee or other amount of any nature payable by it hereunder on the due date therefor or under any document, instrument or agreement delivered pursuant hereto on the due date therefor, the Borrower shall pay to the Bank interest on such overdue amount in the same currency as such overdue amount is payable from and including such due date to but excluding the date of actual payment (as well after as before judgment) at the rate per annum, calculated and compounded monthly, which is equal to the Prime Rate plus 2% in the case of all overdue amounts.

Such interest on overdue amounts shall become due and be paid on demand by the Bank.

6.4 Standby Fees

     Upon the first Banking Day following the completion of each Fiscal Quarter and upon the date the Credit Facility terminates, the Borrower shall pay to the Bank, in arrears, a standby fee, accruing daily from the date hereof at the rate per annum, calculated daily on the basis of a year of 365 days or 366 days in the case of a leap year, equal to 0.75% of the Available Credit.

6.5 [Intentionally deleted]

ARTICLE 7
RESERVE, CAPITAL, INDEMNITY AND TAX PROVISIONS

7.1 Conditions of Credit

     The obtaining or maintaining of credit hereunder shall be subject to the terms and conditions contained in this Article 7.

7.2 Change of Circumstances

     If, with respect to any type of credit, the introduction of any law, regulation, guideline, request or directive (whether or not having the force of law but, if not having the force of law, one with which a responsible Canadian chartered bank would comply) of any governmental authority, central bank or comparable agency (“Restraint”) or any change therein or in the application thereof to the Borrower or to the Bank or in the interpretation or administration thereof or any compliance by the Bank therewith:

(a)

prohibits or restricts extending or maintaining such type of credit or the charging of interest or fees in connection therewith, the Borrower agrees that the Bank shall have the right to comply with such Restraint, shall have the right to refuse to permit the Borrower to obtain such type of credit and shall have the right to require, at the option of the Borrower, the conversion of such credit outstanding to another type of credit (if permitted hereunder) to permit compliance with the Restraint or repayment in full of such credit together with accrued interest thereon on the last day on which it is lawful for the Bank to continue to maintain and fund such credit or to charge interest or fees in connection therewith, as the case may be; or

(b)

shall impose or require any reserve, special deposit requirements or tax (excluding taxes measured with reference to the net income of the Bank), shall establish an appropriate amount of capital to be maintained by the Bank or shall impose any other requirement or condition which results in an increased cost to the Bank of extending or maintaining a credit hereunder or reduces the amount received or receivable by the Bank with respect to any credit under this agreement or reduces the Bank’s effective return hereunder or on its capital or causes the Bank to make any payment or to forego any return based on any amount received or receivable hereunder, then, on notification to the Borrower by the Bank, the Borrower shall pay immediately to the Bank such amounts as shall fully compensate the Bank for all such increased costs, reductions, payments or foregone returns which accrue up to and including the date of receipt by the Borrower of such notice and thereafter, upon demand from time to time, the Borrower shall pay such additional amount as shall fully compensate the Bank for any such increased or imposed costs, reductions, payments or foregone returns. The Bank shall notify the Borrower of any actual increased or imposed costs, reductions, payments or foregone returns forthwith on becoming aware of same and shall concurrently provide to the Borrower a certificate of an officer of the Bank setting forth the amount of compensation to be paid to the Bank and the basis for the calculation of such amount.

7.3 Indemnity for Transactional and Environmental Liability

(a)

The Borrower hereby agrees to indemnify, exonerate and hold the Bank and each of its shareholders, officers, directors, employees and agents (collectively, the “Indemnified Parties”) free and harmless from and against any and all claims, demands, actions, causes of action, suits, losses, costs (including, without limitation, all documentary, recording, filing, mortgage or other stamp taxes or duties), charges, liabilities and damages, and expenses in connection therewith (irrespective of whether such Indemnified Party is a party to the action for which indemnification hereunder is sought), and including, without limitation, reasonable legal fees and reasonable out of pocket disbursements and amounts paid in settlement of any and every kind whatsoever when such amounts paid in settlement have been approved by the Borrower, acting reasonably (collectively, in this Section 7.3(a), the “Indemnified Liabilities”), paid, incurred or suffered by, or asserted against, the Indemnified Parties or any of them as a result of, or arising out of, or relating to (i) the extension of credit contemplated herein, (ii) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of any credit extended hereunder, (iii) any actual or threatened investigation, litigation or other proceeding relating to any credit extended or proposed to be extended as contemplated herein or (iv) the execution, delivery, performance or enforcement of any Loan Document and any instrument, document or agreement executed pursuant hereto or thereto, except for any such Indemnified Liabilities which a court of competent jurisdiction determined pursuant to a non-appealable decision arose on account of the relevant Indemnified Party’s gross negligence or wilful misconduct.

(b)

Without limiting the generality of the indemnity set out in Section 7.3(a), the Borrower hereby further agrees to indemnify, exonerate and hold the Indemnified Parties free and harmless from and against any and all claims, demands, actions, causes of action, suits, losses, costs, charges, liabilities and damages, and expenses in connection therewith, including, without limitation, reasonable legal fees and reasonable out of pocket disbursements, and amounts paid in settlement of any and every kind whatsoever (collectively, in this Section 7.3(b), the “Indemnified Liabilities”), paid, incurred or suffered by, or asserted against, the Indemnified Parties or any of them for, with respect to, or as a direct or indirect result of, (i) the presence on or under, or the escape, seepage, leakage, spillage, discharge, emission or release from, any real property legally or beneficially owned (or any estate or interest which is owned), leased, used or operated by any Company of any Hazardous Material or (ii) the breach or violation of any Environmental Law by any Company regardless of whether caused by, or within the control of, the Borrower, except for any such Indemnified Liabilities which a court of competent jurisdiction determined pursuant to a non-appealable decision arose on account of the relevant Indemnified Party’s gross negligence or wilful misconduct.

(c)

All obligations provided for in this Section 7.3 shall survive the permanent repayment of all of the outstanding credit hereunder and the termination of the Credit Facility and this agreement and shall not be reduced or impaired by any investigation made by or on behalf of the Bank.

(d)

The Borrower hereby agrees that, for the purposes of effectively allocating the risk of loss placed on the Borrower by this Section 7.3, the Bank shall be deemed to be acting as the agent or trustee on behalf of and for the benefit of its shareholders, officers, directors, employees and agents.

(e)	If, for any reason, the obligations of the Borrower pursuant to this Section 7.3 shall be unenforceable, the Borrower agrees to make the maximum contribution to the payment and satisfaction of each obligation that is permissible under Applicable Law, except to the extent that a court of competent jurisdiction pursuant to a non-appealable decision determines such obligations arose on account of the gross negligence or wilful misconduct of any Indemnified Party.

7.4 Payments Free and Clear of Taxes

(a)

Any and all payments made by the Borrower under or pursuant to any of the Loan Documents to the Bank shall be made free and clear of, and without deduction for, any and all present or future taxes, levies, imposts, deductions, charges, fees, duties or withholding or other charges of any nature imposed by any taxing authority, and all liabilities with respect thereto, imposed by any jurisdiction as a consequence or result of the making of any payment under or pursuant to the Credit Facility, excluding, in the case of the Bank, taxes imposed on its net income, assets or capital and receipts and franchise taxes (all such non-excluded taxes, levies, imposts, deductions, charges, withholdings and liabilities being hereinafter referred to as “Taxes”). If the Borrower shall be required by law to deduct any Taxes from or in respect of any sum payable to the Bank under or pursuant to any of the Loan Documents, the sum so payable shall be increased by such amount as may be necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section 7.4) the Bank receives an amount equal to the sum it would have received had no such deductions been made.

(b)

The Borrower hereby indemnifies and holds harmless the Bank for the full amount of Taxes, and for any incremental Taxes due to the Borrower’s failure to remit to the Bank the required receipts or other required documentary evidence or due to the Borrower’s failure to pay any Taxes when due to the appropriate taxing authority (including, without limitation, any Taxes imposed by any jurisdiction on amounts payable under this Section 7.4) which are paid by the Bank and any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally assessed. The Bank shall promptly notify the Borrower of such payment and, if such payment was made pursuant to an incorrect or illegal assessment, shall reasonably cooperate with the Borrower, at the expense of the Borrower, in any dispute of such assessment. Payment pursuant to this indemnification shall be made within 30 days from the date the Bank makes written demand therefor.

(c)

Without prejudice to the survival of any other agreement of the Borrower hereunder, the agreements and obligations of the Borrower contained in this Section 7.4 shall survive the repayment of the outstanding credit hereunder and the termination of the Credit Facility or this agreement.

ARTICLE 8
REPAYMENTS AND PREPAYMENTS

8.1 Repayment under the Credit Facility

     The aggregate credit outstanding under the Credit Facility shall be repaid in full by the Borrower to the Bank on the Maturity Date together with all accrued and unpaid interest thereon and all accrued and unpaid fees with respect thereto. Amounts which are repaid as aforesaid may not be reborrowed.

8.2 Voluntary Prepayments

     The Borrower shall be entitled, at its option and upon two Banking Days’ irrevocable notice, to prepay all or any portion of any outstanding Loan under the Credit Facility at any time. Amounts under the Credit Facility which are prepaid as aforesaid may be reborrowed.

8.3 Mandatory Prepayments

     The Borrower shall, within three Banking Days of the occurrence of a Prepayment Trigger Event, prepay outstanding credit hereunder in an amount equal to 100% of the Net Cash Proceeds from such Prepayment Trigger Event. Amounts which are prepaid as aforesaid under the Credit Facility may not be reborrowed.

ARTICLE 9
REPRESENTATIONS AND WARRANTIES

9.1 Representations and Warranties

     To induce the Bank to enter into this agreement, the Borrower hereby represents and warrants to the Bank as follows as of each extension of credit hereunder and as of the last day of each Fiscal Quarter, and acknowledges and confirms that the Bank is relying upon such representations and warranties in extending credit hereunder:

(a)

Status and Power. Each Company is a corporation duly formed and validly existing under the laws of its jurisdiction of formation. Except as could not reasonably be expected to have a Material Adverse Effect, each Company is duly qualified, registered or licensed in all jurisdictions where such qualification, registration or licensing is required for such Company to carry on its business. Each Company has all requisite capacity, power and authority to own, hold under licence or lease its properties, to carry on its business and, as concerns each Obligor only, to otherwise enter into, and carry out the transactions contemplated by, the Loan Documents to which it is a party.

(b)

Authorization and Enforcement of Loan Documents. All necessary action, corporate or otherwise, has been taken to authorize the execution, delivery and performance by each Obligor of the Loan Documents to which it is a party. Each Obligor has duly executed and delivered the Loan Documents to which it is a party. The Loan Documents are legal, valid and binding obligations of each Obligor party thereto, enforceable against such Obligor by the Bank in accordance with their respective terms, except to the extent that the enforceability thereof may be limited by applicable bankruptcy, insolvency, moratorium, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and the fact that the courts may deny the granting or enforcement of equitable remedies.

(c)

Compliance with Other Instruments. The execution, delivery and performance by each Obligor of the Loan Documents to which it is a party, and the consummation of the transactions contemplated herein and therein do not and will not conflict with, result in any breach or violation of, or constitute a default under the terms, conditions or provisions of the articles of incorporation or by laws of, or any unanimous shareholder agreement or declaration relating to such Obligor or of any Applicable Law or of any material agreement, lease, licence, permit or other instrument to which such Obligor is a party or is otherwise bound or by which such Obligor benefits or to which its property is subject and do not require the consent or approval of any Official Body or any other Person.

(d)

Litigation. Except as disclosed to the Bank in writing prior to the date hereof, there are no actions, suits, inquiries, claims or proceedings which have been commenced or have been threatened (in writing) against or affecting any Company before any Official Body which could reasonably be expected to have a Material Adverse Effect.

(e)

Title to Assets. Each Company owns, leases or has rights in all of its property and assets, free from any Liens other than Permitted Liens, and no Person has any agreement or right to acquire any of such property or assets out of the ordinary course of business.

(f)

Conduct of Business. No Company is in violation of any mortgage, lease, franchise, licence, certificate of approval, permit, judgment, decree, order, statute, rule or regulation relating in any way to itself or to the operation of its business or to its property or assets, the violation of which could reasonably be expected to have a Material Adverse Effect. Each Company has all licenses, certificates of approval, permits, registrations, approvals and consents which are required to own its properties and assets and to operate its business, the absence of which could reasonably be expected to have a Material Adverse Effect.

(g)

Outstanding Defaults. No event has occurred which constitutes or which, with the giving of notice, lapse of time or both, would have the effect of permitting the acceleration of any Indebtedness or liability of any Company.

(h)	Solvency. No Company has:

	(i)	admitted its inability to pay its debts generally as they become due or failed to pay its debts generally as they become due;

(ii)	filed an assignment or petition in bankruptcy or a petition to take advantage of any insolvency statute;

(iii)	made an assignment for the benefit of its creditors;

(iv)	consented to the appointment of a receiver of the whole or any substantial part of its assets;

(v)	filed a petition, notice or answer seeking a reorganization, proposal, arrangement, adjustment or composition under applicable bankruptcy laws or any other applicable law or statute; or

(vi)

been adjudged by a court having jurisdiction a bankrupt or insolvent, nor has a decree or order of a court having jurisdiction been entered for the appointment of a receiver, liquidator, trustee or assignee in bankruptcy with such decree or order having remained in force and undischarged or unstayed for a period of 30 days.

(i)

Tax Returns and Taxes. Each Company has filed all tax returns and tax reports required by law to have been filed by it and has paid all taxes and governmental charges thereby shown to be owing, except any such taxes or charges which are being diligently contested in good faith by appropriate proceedings and for which adequate reserves in accordance with generally accepted accounting principles shall have been set aside on its books.

(j)

Name. The Borrower has not been known by any name and has not carried on business in any name other than NovaGold Resources Inc., 1562756 Nova Scotia Limited and NovaCan Mining Resources (1985) Limited. The Guarantor has not been known by any name and has not carried on business in any name other than NovaGold Canada Inc., Pine Cove Resources Incorporated and SpectrumGold Inc.

(k)

Consents, Approvals, etc. No consents, approvals, acknowledgments, undertakings, non-disturbance agreements, directions or other documents or instruments are required to be entered into by any Person to make effective the Security.

(l)

Subsidiaries and Partnerships. There are no Subsidiaries of the Borrower other than as set forth in the corporate chart set out in Schedule C. None of the Companies is a member of, or a partner or participant in, any partnership, joint venture or syndicate other than the Joint Ventures.

(m)	Principal Place of Business. The Obligors are located (for purposes of the PPSA) in British Columbia.

(n)	Environmental Compliance. Except as set forth in Schedule D hereto:

(i)

all facilities and property (including underlying groundwater) owned, leased, used or operated by each Company have been, and continue to be, owned, leased, used or operated by such Company in compliance in all material respects with all Environmental Laws;

(ii)	there are no pending or threatened (in writing):

(A)

claims, complaints, notices or requests for information received by any Company with respect to any alleged violation of any Environmental Law that could reasonably be expected to have a Material Adverse Effect, or

	(B)	complaints, notices or inquiries to any Company regarding potential liability under any Environmental Law which liability could reasonably be expected to have a Material Adverse Effect;

(iii)

there have been no escape, seepage, leakage, spillage, discharge, emission or release of Hazardous Materials at, on, under or from any property now or previously owned, leased, used or operated by any Company that, singly or in the aggregate, have, or could reasonably be expected to have, a Material Adverse Effect;

(iv)

each Company has been issued and is in compliance in all material respects with all permits, certificates, approvals, licenses and other authorizations required under any Environmental Laws to carry on its business; and

(v)

no conditions exist at, on or under any property now or previously owned, leased, used or operated by any Company which, with the passage of time, or the giving of notice or both, would give rise to liability under any Environmental Law in effect at the time, which liability could reasonably be expected to have a Material Adverse Effect.

(o)	Residency. The Borrower is not a non-resident of Canada for the purposes of the Income Tax Act (Canada).

(p)

Financial Statements. The audited consolidated financial statements of the Borrower as of November 30, 2006 for the period ending on such date were prepared in accordance with generally accepted accounting principles. The balance sheet contained therein fairly presents, in all material respects, the financial condition of the Borrower as at the date thereof and the statement of income contained therein fairly presents, in all material respects, the consolidated results of operations of the Borrower during the period covered thereby.

The Borrower has filed all documents or information (the “Public Documents”) required to be filed by it under Applicable Law or with the Toronto Stock Exchange since November 30, 2006. All such Public Documents, as of their respective dates, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading as at the time at which they were filed with applicable securities regulatory authorities. All the Public Documents, as of their respective dates (and as of the dates of any amendments thereto), complied as to form in all material respects with the requirements of Applicable Law or were amended on a timely basis to correct deficiencies identified by securities commissions or similar securities regulatory authorities. The Borrower has not filed any confidential material change report with any securities regulatory authority that at the date hereof remains confidential.

(q)	Security Interest in Secured Assets. The Borrower has taken all necessary steps to cause the Guarantor to maintain the Bank’s first priority, perfected security interest in all of the Secured Assets.

(r)	Expropriation. There is no present or threatened (in writing) expropriation of the property or assets of any Company.

(s)

Assets Insured. Each Company has insured, with insurers, all of its property and assets customarily insured by companies carrying on a similar business or owning or operating similar property and assets against the customary risks and for the customary amounts, and there has been no default or failure by the party or parties insured under the provisions of the applicable policies of insurance maintained which would prevent the recovery by the party or parties insured thereunder of the full amount of any insured loss.

(t)

Employee Benefit Plans. Each Company has fulfilled in all material respects its obligations under the minimum funding standards of its employee benefit plans. The Borrower does not have any pension plans.

(u)

No Omissions. None of the representations and statements of fact set forth in this Section 9.1 omits to state any material fact necessary to make such representation or statement of fact not misleading in any material respect.

9.2 Survival of Representations and Warranties

     All of the representations and warranties of the Borrower contained in Section 9.1 shall survive the execution and delivery of this agreement and shall continue until all credit outstanding hereunder has been repaid and the Credit Facility and this agreement have been terminated notwithstanding any investigation made at any time by or on behalf of the Bank.

ARTICLE 10
COVENANTS

10.1 Affirmative Covenants

     The Borrower hereby covenants and agrees with the Bank that, until all credit outstanding hereunder has been repaid in full and the Credit Facility and this agreement have been terminated and unless the Bank has otherwise consented thereto in writing:

(a)	Financial Reporting. The Borrower shall furnish the Bank with the following documents, statements and reports:

	(i)	within 90 days after the end of each Fiscal Year, a copy of the audited consolidated financial statements of the Borrower and the auditors’ report thereon;

	(ii)	within 45 days after the end of each Fiscal Quarter, a copy of the unaudited consolidated financial statements of the Borrower with respect thereto;

(iii)

together with the financial statements delivered pursuant to paragraphs (i) and (ii) above, a duly executed and completed compliance certificate of the Borrower substantially in the form of Schedule E hereto evidencing compliance with the terms of this agreement;

	(iv)	within 10 days after the end of each calendar month, a report detailing any Asset Disposition during such calendar month; and

	(v)	such other documents, statements and reports as the Bank may reasonably request.

(b)

Corporate Existence. The Borrower shall, and shall cause each of the other Companies to, maintain its corporate existence and shall, and shall maintain all requisite capacity, power and authority to become and remain duly qualified, registered or licensed to (i) carry on its business in each jurisdiction in which such qualification is necessary for the proper conduct of its business, (ii) own, hold under licence or lease its properties in each jurisdiction in which such qualification is necessary for the proper conduct of its business and (iii) as concerns each Obligor only, carry out the transactions contemplated by the Loan Documents to which it is a party.

(c)

Conduct of Business. The Borrower shall, and shall cause each of the other Companies to, conduct its business in such a manner so as to comply in all material respects with all Applicable Law and so as to observe and perform all its obligations under all agreements (including, without limitation, the Loan Documents) to which it is a party or is otherwise bound or by which it benefits or to which its property is subject and which are necessary for the proper conduct of its business. The Borrower shall, and shall cause each of the other Companies to, perform all material obligations incidental to any trust imposed upon it by statute and shall ensure that any breaches of the said obligations and the consequences of any such breach shall be promptly remedied. The Borrower shall, and shall cause each of the other Companies to, obtain and maintain all material licenses, permits, registrations, approvals, franchises, authorizations and other rights which are required to own its properties and assets and to operate its business.

(d)	Use of Proceeds. The proceeds of the credit obtained under the Credit Facility shall be used by the Borrower for general corporate purposes.

(e)

Insurance. The Borrower shall, and shall cause each of the other Companies to, insure and keep insured, with insurers, all of its property and assets customarily insured by companies carrying on a similar business or owning or operating similar property and assets against the customary risks and for the customary amounts.

(f)

Taxes. The Borrower shall, and shall cause each of the other Companies to, pay or cause to be paid all taxes, rates, government fees and dues levied, assessed or imposed upon such Company and upon its property or assets or any part thereof, as and when the same become due and payable, save and except when and so long as the validity of any such taxes, rates, fees, dues, levies, assessments or imposts is being contested in good faith by proper legal proceedings and reserves are being maintained in accordance with generally accepted accounting principles and the Borrower shall, and shall cause each of the other Companies to, deliver to the Bank, when reasonably requested, certified copies of the receipts and vouchers establishing such payment.

(g)

Reimbursement of Expenses. The Borrower shall reimburse the Bank, on demand, for all reasonable out-of-pocket costs, charges and expenses incurred by it or on its behalf (including, without limitation, the reasonable fees and out-of- pocket disbursements of its legal counsel) in connection with:

(i)

the development, negotiation, preparation, execution, delivery, interpretation and enforcement of the Loan Documents and all other documentation ancillary to the completion of the transactions contemplated hereby and thereby and any amendments hereto or thereto and any waivers of any provisions hereof or thereof (whether or not consummated or entered into); and

	(ii)	any lien search fees and recording and filing fees relating to the transactions contemplated hereby.

(h)

Books and Records. The Borrower shall, and shall cause each of the other Companies to, keep proper books of account and records covering all its business and affairs on a current basis, make full, true and correct entries of its transactions in such books, set aside on its books from its earnings all such proper reserves as required by generally accepted accounting principles and permit representatives of the Bank to inspect such books of account, records and documents and to make copies therefrom during reasonable business hours and upon reasonable notice and to discuss the affairs, finances and accounts of such Company with its auditors during reasonable business hours and upon reasonable notice.

(i)

Change of Name or Principal Place of Business. If either of the Obligors changes its corporate name or adopts a French form of corporate name or changes its location (for purposes of the PPSA), the Borrower shall promptly notify the Bank in writing of the details of same.

(j)

Notice of Litigation. The Borrower shall promptly notify the Bank of any actions, suits, claims or proceedings commenced or threatened in writing against or affecting any Company before any Official Body which in any case or in the aggregate could reasonably be expected to have a Material Adverse Effect. Such notice shall include a description of such action, suit, claim or proceeding and the Borrower’s assessment of the duration, outcome and effect thereof.

(k)

Notice of Default or Event of Default. Upon the occurrence of either a Default or an Event of Default of which any Company is aware, the Borrower shall promptly deliver to the Bank a notice specifying the nature and date of occurrence of such Default or Event of Default, the Borrower’s assessment of the duration and effect thereof and the action which the Borrower proposes to take with respect thereto.

(l)

Inspection of Assets and Operations. The Borrower shall, and shall cause each of the other Companies to, permit representatives of the Bank and its officers, employees, agents and representatives to inspect the property, assets and operations of such Company and for that purpose to enter its premises and any other location where any of their property or assets may be situated during reasonable business hours and upon reasonable notice; provided, however, that any such inspection shall be limited to one per premises per Fiscal Year. The Bank shall not be required to abide by the foregoing proviso following the occurrence and during the continuance of a Default.

(m)	Environmental Matters. The Borrower shall, and shall cause each of the other Companies to:

(i)

use and operate all of its facilities and properties in compliance in all material respects with all Environmental Laws, keep all material permits, approvals, certificates, licences and other authorizations relating to environmental matters in effect and remain in compliance in all material respects therewith, and handle all Hazardous Materials in compliance with all applicable Environmental Laws;

(ii)

immediately notify the Bank and provide copies upon receipt of all written claims, complaints or notices relating to the condition of its facilities and properties or compliance with Environmental Laws, which claims, complaints or notices relate to matters which would have, or may reasonably be expected to have, a Material Adverse Effect and shall proceed diligently to resolve any such claims, complaints or notices relating to compliance with Environmental Laws; and

(iii)	provide such information and certifications which the Bank may reasonably request from time to time to evidence compliance with this Section 10.1(m).

(n)

Notice of Prepayment Trigger Event. The Borrower shall notify the Bank of the occurrence of any Prepayment Trigger Event within two Banking Days of the occurrence of such Prepayment Trigger Event. Each such notice shall include a detailed description of the Prepayment Trigger Event and evidence of the Net Cash Proceeds derived from such Prepayment Trigger Event.

10.2 Performance of Covenants by Bank

     The Bank may, upon notice by the Bank to the Borrower, perform any covenant of the Borrower under any Loan Document which the Borrower fails to perform or cause to be performed and which the Bank is capable of performing, including any covenants the performance of which requires the payment of money, provided that the Bank shall not be obligated to perform any such covenant on behalf of the Borrower and no such performance by the Bank shall require the Bank to further perform the Borrower’s covenants or shall operate as a derogation of the rights and remedies of the Bank under this agreement or as a waiver of such covenant by the Bank. Any amounts paid by the Bank as aforesaid shall be repaid by the Borrower to the Bank on demand.

10.3 Restrictive Covenants

     The Borrower hereby covenants and agrees with the Bank that, until all credit outstanding hereunder has been repaid in full and the Credit Facility and this agreement have been terminated and unless the Bank has otherwise consented thereto in writing:

(a)

Liens. The Borrower shall not, and shall not suffer or permit any of the other Companies to, enter into or grant, create, assume or suffer to exist any Lien affecting any of its property, assets or undertaking, save and except only for the Permitted Liens provided, however, that the Borrower shall not suffer or permit the Guarantor to enter into or grant, create, assume or suffer to exist any Lien on any of the Secured Assets.

(b)

Corporate Existence. The Borrower shall not, and shall not suffer or permit any of the other Companies to, take part in any amalgamation, merger, winding-up, dissolution, capital reorganization or similar proceeding or arrangement.

(c)	Indebtedness. The Borrower shall not, and shall not suffer or permit any of the other Subject Entities to, incur or permit or suffer to exist any Indebtedness other than Permitted Indebtedness.

(d)	Nature of Business. The Borrower shall not, and shall not suffer or permit any of the other Companies to, change the nature of its business or discontinue any of its material business.

(e)	Fiscal Year. The Borrower shall not, and shall not suffer or permit any of the other Companies to, change its Fiscal Year.

(f)	Distributions. The Borrower shall not declare or make, at any time that a Default has occurred and is outstanding, any Distribution.

(g)	Investments. The Borrower shall not, and shall not suffer or permit any of the other Companies to make any Investment except for:

(i) Investments held by a Company in the form of cash or Cash Equivalents;

(ii) Investments by a Company in another Company; and

(iii) any other Investments provided that the aggregate amount thereof does not exceed $1,000,000 in any Fiscal Year.

(h)

Disposition of Assets. The Borrower shall not, and shall not suffer or permit any of the other Companies to, directly or indirectly, sell, assign, lease, convey, transfer or otherwise dispose of any of its assets, property or undertaking other than on arm’s length commercially reasonable terms and at fair market value for such assets.

(i)

Disposition of Interests in Joint Ventures. The Borrower shall not, and shall not suffer or permit any of the other Companies to, sell or otherwise dispose of any Company’s ownership interest in any Joint Venture.

(j)	Acquisitions. The Borrower shall not, and shall not suffer or permit any of the other Companies to, make any Acquisitions other than Permitted Acquisitions.

(k)	Hedging Arrangements. The Borrower shall not, and shall not suffer or permit any of the other Companies to, enter into any hedging arrangements for speculative purposes.

ARTICLE 11
CONDITIONS PRECEDENT TO OBTAINING CREDIT

11.1 Conditions Precedent to All Credit

     The obligation of the Bank to extend credit hereunder is subject to fulfilment of the following conditions precedent at the time such credit is extended:

(a)	no Default has occurred and is continuing or would arise immediately after giving effect to or as a result of such extension of credit;

(b)	the Borrower shall have complied with the requirements of Article 4 or Article 5 in respect of the relevant credit; and

(c)

the representations and warranties of the Borrower contained in Section 9.1 shall be true and correct in all respects on the date such credit is extended as if such representations and warranties were made on such date.

11.2 Conditions Precedent to Initial Drawdown

     The obligation of the Bank to extend credit for the first time hereunder is subject to fulfillment of the following conditions precedent at the time such credit is extended:

(a)	the conditions precedent set forth in Section 11.1 have been fulfilled;

(b)	the Guarantor Documents shall have been executed and delivered by the Guarantor;

(c)	the Bank shall have received, in form and substance satisfactory to the Bank:

	(i)	a duly certified resolution of the board of directors of each Obligor authorizing such Obligor to execute, deliver and perform its obligations under the Loan Documents to which it is a party;

	(ii)	a certificate of a senior officer of each Obligor setting forth specimen signatures of the individuals authorized to sign the Loan Documents to which it is a party;

(iii)

a certificate of a senior officer of the Borrower certifying that, to the best of his knowledge after due inquiry, no Default has occurred and is continuing or would arise immediately after giving effect to or as a result of such extension of credit;

	(iv)	an opinion of the Obligor’s counsel addressed to the Bank and the Bank’s counsel with respect to all matters as the Bank may reasonably request;

	(v)	all current account documentation required by the Bank to open the Designated Accounts;

	(vi)	the original share certificate(s) representing the Pledged Shares; and

	(vii)	the stock transfer power of attorney in respect of the Pledged Shares duly endorsed by the Guarantor in blank.

(d)	there has not occurred a Material Adverse Change;

(e)	the Bank and its counsel shall be satisfied, acting reasonably, that all necessary governmental and third party approvals, acknowledgements, directions and consents have been given and that all Applicable Laws have been complied with in respect of all agreements and transactions referred to herein;

(f)	all necessary and reasonable lien searches shall have been completed or arranged for in all appropriate jurisdictions;

(g)

the Bank shall have completed to its satisfaction, in its sole and absolute discretion, due diligence with respect to the Borrower and each Subsidiary (including, without limitation, the Borrower’s and each Subsidiary’s operations, assets, liabilities, business and property and such other matters as it considers necessary); and

(h)	all amounts then due and payable by the Borrower under the Loan Documents shall have been paid.

11.3 Waiver

     The terms and conditions of Sections 11.1 and 11.2 are inserted for the sole benefit of the Bank and the Bank may waive them in whole or in part, with or without terms or conditions, in respect of any extension of credit, without prejudicing its right to assert them in whole or in part in respect of any other extension of credit.

ARTICLE 12
DEFAULT AND REMEDIES

12.1 Events of Default

     Upon the occurrence of any one or more of the following events, unless expressly waived in writing by the Bank:

(a)	a breach of any section of Article 8;

(b)	the non-payment of any amount due hereunder (other than a breach of any section of Article 8) which is not remedied within three Banking Days after such non- payment;

(c)

the commencement of proceedings for the dissolution, liquidation or winding-up of any Subject Entity or for the suspension of the operations of any Subject Entity (other than, as concerns the Galore Creek Project, any suspension or threatened suspension of operations that has occurred prior to the date hereof);

(d)

any Subject Entity ceases or threatens to cease to carry on its business (other than, as concerns the Galore Creek Project, any such cessation or threatened cessation that has occurred prior to the date hereof) or is adjudged or declared bankrupt or insolvent or admits in writing its inability to pay debts as they become due or makes an assignment for the general benefit of creditors, petitions or applies to any tribunal for the appointment of a receiver or trustee for it or for any part of its property (or such a receiver or trustee is appointed for it or any part of its property), or files a notice of intention to file a proposal, or commences (or any other Person commences) any proceedings relating to it under any bankruptcy, reorganization, arrangement, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction whether now or hereafter in effect (provided that, if such proceedings are commenced by another Person, such proceedings are being diligently defended and have not been discharged, vacated or stayed within 20 Banking Days after commencement), or by any act indicates its consent to, approval of, or acquiescence in, any such proceeding for it or for any part of its property, or suffers the appointment of any receiver or trustee, sequestrator or other custodian;

(e)

any representation or warranty made by either Obligor in any Loan Document or in any other document, agreement or instrument delivered pursuant hereto or referred to herein proves to have been incorrect in any respect when made or furnished which is not remedied within five Banking Days after written notice to do so has been given by the Bank to the Borrower;

(f)

writs, executions, attachments or similar processes are issued or levied against all or any portion of any property or asset of any Company in connection with any judgment or judgments against any Company relating to claims in the aggregate in excess of $1,000,000 and such writs, executions, attachments or similar processes are not released, bonded, satisfied, discharged, vacated or stayed within 30 days after their respective entry, commencement or levy;

(g)

a default or an event of default (after the giving of all applicable notices or the expiry of all applicable grace or cure periods) under any one or more agreements, indentures or instruments under which any Subject Entity has outstanding Indebtedness of more than $5,000,000 or under which any Indebtedness of more than $5,000,000 is outstanding which is guaranteed by any Subject Entity shall happen and be continuing, or any Indebtedness of more than $5,000,000 of or guaranteed by any Subject Entity which is payable on demand is not paid on demand;

(h)

the breach or failure of due observance or performance by either Obligor of any covenant or provision of any of the Loan Documents, other than those heretofore or hereafter dealt with in this Section 12.1, or of any other document, agreement or instrument delivered pursuant hereto or thereto or referred to herein or therein which is not remedied within five Banking Days after written notice to do so has been given by the Bank to the Borrower;

(i)

one or more encumbrancers, lienors or landlords take possession of any property, assets or undertaking of any Company with an aggregate value in excess of $1,000,000 or enforce their security or other remedies against any part of the assets, property and undertaking of any Company with an aggregate value in excess of $1,000,000 and such action is not being contested in good faith and by appropriate proceedings or, if so contested, such possession or enforcement proceedings continue for more than 30 days;

(j)	the occurrence of a Material Adverse Change;

(k)

any one or more of the Loan Documents is determined by a court of competent jurisdiction not to be a legal, valid and binding obligation of each Obligor that is a party thereto, enforceable by the Bank against such Obligor and such Loan Document has not been replaced by a legal, valid, binding and enforceable document which is equivalent in effect to such Loan Document, assuming such Loan Document had originally been legal, valid, binding and enforceable, in form and substance acceptable to the Bank, within 30 days of such determination, provided, however, that such grace period shall only be provided if such Obligor actively co-operates with the Bank to so replace such Loan Document;

(l)

if the Security, or any part thereof, ceases at any time after its execution and delivery to constitute in favour of the Bank a first ranking Lien (subject to the Permitted Liens) in the Secured Assets and such cessation has not been fully rectified, in a manner acceptable to the Bank, within 30 days of such cessation, provided, however, that such grace period shall only apply if the Obligors are actively pursuing such rectification in good faith;

(m)	either Obligor shall contest in any manner the effectiveness, validity, binding nature or enforceability of any Loan Document; or

(n)	the occurrence of a Change of Control.

the Bank may, by notice to the Borrower, terminate the Credit Facility and the Bank may, by the same notice or by further notice to the Borrower, declare all Indebtedness of the Borrower to the Bank pursuant to this agreement to be immediately due and payable whereupon all such Indebtedness shall immediately become and be due and payable and the Security shall immediately become enforceable without further demand or other notice of any kind, all of which are expressly waived by the Borrower (provided, however, that the Credit Facility shall terminate and all such Indebtedness of the Borrower to the Bank shall automatically become due and payable, without notice of any kind, upon the occurrence of an event described in clause (c) or (d) above).

12.2 Remedies Cumulative

     The Borrower expressly agrees that the rights and remedies of the Bank under this agreement are cumulative and in addition to and not in substitution for any rights or remedies provided by law. Any single or partial exercise by the Bank of any right or remedy for a default or breach of any terms, covenant or condition in this agreement does not waive, alter, affect or prejudice any other right or remedy to which the Bank may be lawfully entitled for the same default or breach. Any waiver by the Bank of the strict observance, performance or compliance with any term, covenant or condition of this agreement is not a waiver of any subsequent default and any indulgence by the Bank with respect to any failure to strictly observe, perform or comply with any term, covenant or condition of this agreement is not a waiver of the entire term, covenant or condition or any subsequent default.

12.3 Set-Off

     In addition to any rights now or hereafter granted under applicable law, and not by way of limitation of any such rights, the Bank is authorized, after the occurrence of an Event of Default and for so long as such Event of Default continues and without notice to the Borrower or to any other Person, any such notice being expressly waived by the Borrower, to set-off, appropriate and apply any and all deposits, matured or unmatured, general or special, and any other Indebtedness at any time held by or owing by the Bank to or for the credit of or the account of the Borrower against and on account of the obligations and liabilities of the Borrower which are due and payable to the Bank under this agreement.

ARTICLE 13
MISCELLANEOUS

13.1 Waivers

     No failure or delay by the Bank in exercising any remedy, right or power hereunder or otherwise shall operate as a waiver thereof, except a waiver which is specifically given in writing by the Bank, and no single or partial exercise of any power, right or privilege hereunder will preclude any other or further exercise thereof or the exercise of any other power, right or privilege.

13.2 Notices

     All notices, demands and other communications provided for in this agreement shall be in writing and shall be personally delivered to an officer or other responsible employee of the addressee or sent by telefacsimile, charges prepaid, at or to the applicable addresses or telefacsimile numbers, as the case may be, set opposite the party’s name on the signature page hereof or at or to such other address or addresses or telefacsimile number or numbers as either party hereto may from time to time designate to the other party in such manner. Any communication which is personally delivered as aforesaid shall be deemed to have been validly and effectively given on the date of such delivery if such date is a Banking Day and such delivery was made prior to 4:00 p.m. (Vancouver time); otherwise, it shall be deemed to have been validly and effectively given on the Banking Day next following such date of delivery. Any communication which is transmitted by telefacsimile as aforesaid shall be deemed to have been validly and effectively given on the date of transmission if such date is Banking Day and such transmission was made prior to 4:00 p.m. (Vancouver time); otherwise, it shall be deemed to have been validly and effectively given on the Banking Day next following such date of transmission.

13.3 Severability

     Any provision hereof which is prohibited or unenforceable shall be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof.

13.4 Counterparts

     This agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.

13.5 Successors and Assigns

     This agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

13.6 Assignment

(a)	Neither the Loan Documents nor the benefit thereof may be assigned by the Borrower.

(b)

The Bank may at any time sell to one or more other Persons (“Participants”) participating interests in any credit outstanding hereunder, the commitment of the Bank hereunder or any other interest of the Bank under the Loan Documents provided, at any time a Default has not occurred and is continuing, such sale of a participating interest would not cause the Borrower to incur additional costs (including, without limitation, any additional costs pursuant to Article 7). In the event of any such sale by the Bank of a participating interest to a Participant, the Bank’s obligations under this agreement to the Borrower shall remain unchanged, the Bank shall remain solely responsible for the performance thereof and the Borrower shall continue to be obligated to the Bank in connection with the Bank’s rights under this agreement. The Borrower agrees that if amounts outstanding under this agreement are due and unpaid, or shall have been declared to be or shall have become due and payable upon the occurrence of an Event of Default, or any Default which might mature into an Event of Default, each Participant shall be deemed to have the right of set-off in respect of its participating interest in amounts owing under this agreement to the same extent as if the amount of its participating interest were owing directly to it as the Bank under this agreement. The Borrower also agrees that each Participant shall be entitled to the benefits of Article 7 with respect to its participation hereunder; provided, that, if the transfer occurred at the time when no Default had occurred and was continuing, no Participant shall be entitled to receive any greater amount pursuant to such Article than the Bank would have been entitled to receive in respect of the amount of the participation transferred by the Bank to such Participant had no such transfer occurred.

(c)

The Bank, with the Borrower’s written consent (such consent not required following the occurrence and during the continuance of a Default), may at any time sell all or any part of its rights and obligations under the Loan Documents to one or more Persons (“Purchasing Lenders”), provided that, if the transfer occurred at the time when no Default had occurred and was continuing, such sale would not cause the Borrower to incur any additional costs (including, without limitation, any additional amount payable pursuant to Article 7) in respect of the Credit Facility. Upon such sale, the Bank shall, to the extent of such sale, be released from its obligations under the Loan Documents and each of the Purchasing Lenders shall become a party to the Loan Documents to the extent of the interest so purchased.

(d)

The Borrower authorizes the Bank to disclose to any Participant or Purchasing Lender (each, a “Transferee”) and any prospective Transferee any and all financial information in its possession concerning the Companies which has been delivered to the Bank by or on behalf of the Borrower pursuant to this agreement or which has been delivered to the Bank by or on behalf of the Borrower in connection with the Bank’s credit evaluation of the Companies prior to entering into this agreement, so long as any such Transferee or prospective Transferee agrees not to disclose any confidential, non-public information to any Person other than its affiliates, employees, accountants or legal counsel, unless required by law.

13.7 Entire Agreement

     This agreement and the agreements referred to herein and delivered pursuant hereto constitute the entire agreement between the parties hereto and supersede any prior agreements, commitment letters, undertakings, declarations, representations and understandings, both written and verbal, in respect of the subject matter hereof.

13.8 Further Assurances

     The Borrower shall from time to time and at all times hereafter, upon every reasonable request of the Bank, make, do, execute, and deliver or cause to be made, done, executed and delivered all such further acts, deeds, assurances and things as may be necessary in the opinion of the Bank for more effectually implementing and carrying out the true intent and meaning of this agreement, the other Loan Documents or any agreement delivered pursuant hereto or thereto and all such additional instruments and agreements and legal opinions in connection with the property and assets of the Borrower, in form and substance satisfactory to the Bank, as the Bank may from time to time reasonably request.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF the parties hereto have executed this agreement.

THE BANK OF NOVA SCOTIA		THE BANK OF NOVA SCOTIA
Corporate Banking – Global Mining
40 King Street West
Scotia Plaza, 62nd Floor		By:	“Kurt R. Foellmer”
Toronto, Ontario M5W 2X6			Name: Kurt R. Foellmer
Title: Director
Attention:	Managing Director, Corporate
Banking – Global Mining
Telefax:	(416) 866-2009	By:	“Sonya Bikhit”
Name: Sonya Bikhit
Title: Analyst

NOVAGOLD RESOURCES INC.		NOVAGOLD RESOURCES INC.
Suite 2300 – 200 Granville Street
Vancouver, British Columbia V6C 1S4
		By:	“Robert MacDonald”
Attention:	CFO and General Counsel		Name: Robert MacDonald
Telefax:	(604) 669-6272		Title: CFO

By:
Name:
Title:

SCHEDULE A
FORM OF DRAWDOWN NOTICE

The Bank of Nova Scotia

Global Wholesale Services
720 King Street West
2nd Floor
Toronto, Ontario
M5V 2T3

Attention:	Senior Manager

Facsimile:	(416) 866-5991

With a copy to The Bank of Nova Scotia
Corporate Banking – Global Mining
40 King Street West
Scotia Plaza, 62nd Floor
Toronto, Ontario
M5W 2X6

Attention:	Managing Director, Corporate Banking – Global Mining

Facsimile:	(416) 866-2009

RE:	Credit Agreement dated as of January 31, 2008, as amended from time to time (the “Credit Agreement”) between NovaGold Resources Inc., as borrower, and The Bank of Nova Scotia, as lender

     Pursuant to the terms of the Credit Agreement, the undersigned hereby irrevocably notifies you that it wishes to draw down under the Credit Facility on _____________as follows:

1.	Availment Option:

2.	Amount:

     [The undersigned hereby irrevocably authorizes and directs you to pay the proceeds of this drawdown to ______________at ______________.]

     The undersigned hereby confirms that no Default has occurred and is continuing as at the date hereof or would arise immediately after giving effect to or as a result of such drawdown.

     All capitalized terms defined in the Credit Agreement and used herein shall have the meanings ascribed thereto in the Credit Agreement.

DATED the ________day of ___________, _________.

NOVAGOLD RESOURCES INC.

By:
Name:
Title:

By:
Name:
Title:

SCHEDULE B
FORM OF CONVERSION NOTICE

TO:	The Bank of Nova Scotia

Global Wholesale Services
720 King Street West
2nd Floor
Toronto, Ontario M5V 2T3

	Attention:	Senior Manager

	Facsimile:	(416) 866-5991

With a copy to The Bank of Nova Scotia
Corporate Banking – Global Mining
40 King Street West
Scotia Plaza, 62nd Floor
Toronto, Ontario
M5W 2X6

	Attention:	Managing Director, Corporate Banking – Global Mining

	Facsimile:	(416) 866-2009

RE:	Credit Agreement dated as of January 31, 2008 (the “Credit Agreement”) between NovaGold Resources Inc., as borrower, and The Bank of Nova Scotia, as lender

     Pursuant to the terms of the Credit Agreement, the undersigned hereby irrevocably requests a conversion of outstanding credit under the Credit Facility on _____________as follows:

[Choose as appropriate]

Converting from Prime Rate Loan		Converting Into Prime Rate Loan

Principal amount of Prime Rate Loan to be converted	$	Principal amount of new Prime Rate Loan	$

Portion thereof to be converted	$

Converting from Base Rate Canada Loan		Converting To Base Rate Canada Loan

Principal amount of Base Rate Canada Loan to be converted	U.S. $	Principal amount of new Base Rate Canada Loan	U.S. $

Portion thereof to be converted	U.S. $

     The undersigned hereby confirms that no Default has occurred and is continuing as at the date hereof or would arise immediately after giving effect to or as a result of such conversion.

     All capitalized terms defined in the Credit Agreement and used herein shall have the meaning ascribed thereto in the Credit Agreement.

DATED the _______day of ____________, _________.

NOVAGOLD RESOURCES INC.

By:
Name:
Title:

By:
Name:
Title:

SCHEDULE C
CORPORATE CHART

SCHEDULE D
ENVIRONMENTAL DISCLOSURE

Nil.

SCHEDULE E
COMPLIANCE CERTIFICATE

TO:	THE BANK OF NOVA SCOTIA

     I, ___________________, the Chief Financial Officer of NovaGold Resources Inc. (the “Borrower”), in such capacity and not personally, hereby certify that:

1.

I am the duly appointed Chief Financial Officer of the Borrower named in the Credit Agreement dated as of January 31, 2008 between the Borrower and The Bank of Nova Scotia, as lender (the “Bank”), as the same may be amended, modified, supplemented or replaced from time to time (the “Credit Agreement”) and as such I am providing this certificate for and on behalf of the Borrower pursuant to the Credit Agreement.

2.	I am familiar with and have examined the provisions of the Credit Agreement including, without limitation, those of Articles 9, 10 and 12 thereof.

3.

To the best of my knowledge, information and belief and after due inquiry, no Default has occurred and is continuing as at the date hereof [or, if a Default has occurred, specifying the Default and the steps being taken to remedy same].

4.	Unless the context otherwise requires, capitalized terms in the Credit Agreement which appear herein without definitions shall have the meanings ascribed thereto in the Credit Agreement.

DATED this ______day of _____________, _____.

[Name]
Chief Financial Officer